

January 10, 2013

<u>Via E-mail</u>
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re: General Steel Holdings, Inc.**
> **Form 8-K filed December 19, 2012**
> **Form 8-K/A filed January 8, 2013**
> **File No. 1-33717**

Dear Mr. Chen:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 8-K Amendment filed January 8, 2013</u>

1. We note your disclosure in paragraph six which indicates that "PwC had not expanded audit procedures around the Company's assessment of its ability to continue as a going concern and the Company's impairment analysis for long-lived assets." Based on the information provided in Ex. 16 it appears that PwC may have expand their procedures, but were unable to complete such expanded procedures due to their dismissal. Please revise your disclosures accordingly.

2. We further note your disclosure in paragraph six which references an independent expert. Please revise your filing to remove your reference to such expert or name the expert and include a consent from the named expert as an exhibit to your filing.

3. We note that you have made changes to your original Form 8-K filing and to the extent that you make further changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant

cc: Stephen D. Brook, Esq.
Burns & Levinson LLP